PRESS RELEASE

BROOKFIELD PROPERTY PARTNERS RENEWS

NORMAL COURSE ISSUER BID

HAMILTON, BERMUDA, August 4, 2015 — Brookfield Property Partners L.P. (“BPY”) (NYSE: BPY; TSX: BPY.UN) announced today that the Toronto Stock Exchange accepted a notice filed by BPY of its intention to renew its prior normal course issuer bid for a one-year period. BPY stated that at times its limited partnership units trade in price ranges that do not fully reflect their value. As a result, from time to time, acquiring limited partnership units represents an attractive and desirable use of available funds.

The notice provides that BPY may, during the twelve month period commencing August 6, 2015 and ending August 5, 2016, purchase on the Toronto Stock Exchange, the New York Stock Exchange and any alternative Canadian trading platform, up to 13,142,359 limited partnership units, representing approximately 5% of its issued and outstanding limited partnership units. At July 24, 2015 there were 262,847,195 limited partnership units issued and outstanding. Under the normal course issuer bid, BPY may purchase up to 40,025 limited partnership units on the Toronto Stock Exchange during any trading day, which represents approximately 25% of the average daily trading volume of 160,100 on the Toronto Stock Exchange for the most recently completed six calendar months prior to the Toronto Stock Exchange’s acceptance of the notice of the normal course issuer bid. This limitation does not apply to purchases made pursuant to block purchase exemptions and purchases made on another exchange.

The price to be paid for the limited partnership units under the normal course issuer bid will be the market price at the time of purchase. The actual number of limited partnership units to be purchased and the timing of such purchases will be determined by BPY, and all purchases of limited partnership units will be effected through the facilities of the Toronto Stock Exchange, the New York Stock Exchange and any alternative Canadian trading platform. All limited partnership units purchased by BPY under this bid will be promptly cancelled.

Under its prior normal course issuer bid that commenced on June 18, 2014 and expired on June 17, 2015, BPY purchased 222,557 limited partnership units through open market purchases on the New York Stock Exchange. The weighted average price that BPY paid per limited partnership unit acquired under this bid was US$22.46.

From time to time, when BPY does not possess material non-public information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of limited partnership units when BPY ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with BPY’s broker will be adopted in accordance with applicable Canadian securities laws. BPY will not have entered into any such plans by August 6, 2015.

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Brookfield Property Partners is one of the world’s largest commercial real estate companies with a goal of being the leading global owner, operator and investor in best-in-class commercial property assets. Brookfield’s diversified portfolio includes interests in over 130 premier office properties and over 150 best-in-class retail malls around the globe. The company also holds interests in multifamily, industrial, hotel and triple net lease assets through Brookfield-managed private funds. For more information, please visit www.brookfieldpropertypartners.com.

Contact:
Matthew Cherry
Vice President, Investor Relations & Communications
Tel: 212-417-7488
Email: matthew.cherry@brookfield.com